

Mail Stop 4628

December 13, 2017

<u>Via Email</u>
Ms. Sherri A. Brillon
Chief Financial Officer
Encana Corporation
Suite 4400, 500 Centre Street S.E.
P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

> **Re:** **Encana Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 001-15226**

Dear Ms. Brillon:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources